Mail Stop 3561

October 16, 2006

Ronald Mapes
Blackhawk Biofuels, LLC
22 South Chicago Avenue
Freeport, Illinois 61032

> **Re:** **Blackhawk Biofuels, LLC**
> **Amendment No 1 to Registration Statement on Form SB-2**
> **Filed September 29, 2006**
> **File No. 333-136353**

Dear Mr. Mapes:

We have reviewed your responses to the comments in our letter dated September 1, 2006 and have the following additional comments.

General

1. We note your response to prior comment 3. Because the source material from Energy Management Institute is not available to the public without charge or at a nominal cost, please file a consent for the use of the information in the prospectus.

Notice to Investors, page 2

2. Please specify the "certain other states" to which you refer in the second paragraph of this section.

The Offering, page 4

3. We note your response to our prior comment 7 and reissue it. Please revise your disclosure accordingly.

Risk Factors, page 13

4. We note your response to prior comment 17, as well as your disclosure on page 17 regarding the other commitments of managers and officers. If applicable, we recommend including a separate risk factor to discuss possible conflicts of interests stemming from the principal occupations of the managers and officers.

Our Units represent both financial and membership rights, page 29

5. We note your response to prior comment 25. Please revise your disclosure to indicate whether or not you intend to later amend the Restated Limited Liability Company Agreement to define the actions that might be contrary to your interest or whether or not your board of members intend to adopt a policy on the subject.

6. Please disclose whether members must be notified in advance of their termination and whether they will have any means to responds to or defend against such termination. As appropriate, please also make corresponding revisions to your disclosure on page 110.

Use of Proceeds, page 35

7. While we note your response to our prior comment 28, we also note your Board of Managers biographies starting on page 99. With a view to disclosure, please confirm for us that Freeport Downtown Development Foundation has no affiliation with Freeport Area Economic Development Foundation.

Equity and Debt Capital, page 42

8. Please disclose the reason why you decided to obtain debt financing to complete the project rather than attempt in this offering to raise the total amount needed. Refer generally to Instructions to Item 303 of Regulation SB.

Ascendant Partners, Inc., page 92

9. Please disclose the consideration paid for your agreement with Ascendant Partners, Inc.

Management, page 99

10. We note that you expect your managers responsibilities will require one or two days per month. We further note that you have entered into agreements with REG and WCC to assist in constructing and operating your plant. It is therefore unclear to us why you have not provided the information required by Item 401 and 404 of Regulation SB with respect to REG and WCC. Please revise or advise.

Executive Compensation, page 104

11. We note your response to prior comment 51 and reissue. Given that executive offers were granted warrants, please revise to provide the disclosure required by Item 402(c) of Regulation S-B here or in the Compensation of Managers section.

Certain Relationships and Related Transactions, page 106

12. While we note your response to our prior comment 53, it is unclear to us why the development service providers should not be considered promoters. Please refer to Rule 405 of the Securities Act for the definition of promoter. Please revise your disclosure to provide Item 404(d) disclosure or provide us with an explanation as to why the development service providers, consultants or suppliers are not promoters.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflet at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3315.

Regards,

Hanna T. Teshome
Special Counsel

cc: Via Facsimile (612) 371-3207
       Joe R. Thompson, Esquire
       Lindquist & Vennum PLLP
       4200 IDS Center, 80 South Eight Street
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